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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                    --------

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2000

                                    --------

                                  GOLDCORP INC.
             (Exact name of registrant as specified in its charter)


    Province of Ontario                  1-12970                  98770100
(State or other jurisdiction         (Commission File         (I.R.S. Employer
     of Incorporation)                   Number)             Identification No.)

       Suite 2700, 145 King Street West                          M5H 1J8
           Toronto, Ontario, Canada                             (Postal Code)
    (Address of principal executive offices)

                                 (416) 865-0326
              (Registrant's telephone number, including area code)

(Indicate by check mark whether the Registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F [   ]        Form 40-F [ X ]

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes [   ]   No [ X ]


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OTHER EVENTS

     Goldcorp Inc. ("Goldcorp") has previously disclosed in filings with the Securities and Exchange Commission that, pursuant to an arrangement agreement (the "Arrangement Agreement") made as of September 29, 2000, CSA Management ("CSA") and Goldcorp agreed to complete a statutory plan of arrangement under
Section 182 of the Business Corporations Act (Ontario) (the "OBCA") pursuant to which CSA and Goldcorp would amalgamate and continue under the name "Goldcorp Inc." ("New Goldcorp"). The Arrangement was consummated on November 1, 2000. For the purposes of the United States federal securities laws, New Goldcorp is a successor issuer to Goldcorp and this filing is being made by New Goldcorp. As a result of the consummation of the Arrangement, Goldcorp filed the materials attached hereto as Exhibits 1 and 2 via the System for Electronic Document Analysis and Retrieval (SEDAR) with the securities regulatory agencies for each Canadian province and with The Toronto Stock Exchange.

     The word "coattails" as used in the attached materials refers to the fact that, in accordance with the requirements of The Toronto Stock Exchange, the articles of CSA and Goldcorp contained provisions (sometimes referred to as "coattails") that generally provided certain protections for the holders of CSA Class A Non-Voting Shares in the event of certain take-over bids for CSA Class B Shares, and certain protections for the holders of Goldcorp Class A Subordinate Voting Shares in the event of certain take-over bids for Goldcorp Class B Shares.

EXHIBITS

Exhibit 1         Material Change Report.

Exhibit 2 Amended and Restated Shareholder Rights Plan Agreement, dated as of November 1, 2000, between Goldcorp Inc. and Montreal Trust Company of Canada, as Rights Agent. This material constituted Schedule A to the Material Change Report filed as
                  Exhibit 1.



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                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                   GOLDCORP INC.



                                   By: /s/ Victoria K. Russell
                                       -----------------------------------
                                       Victoria K. Russell, Vice President
                                       Legal Services

Date: November 15, 2000



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                                INDEX TO EXHIBITS

Exhibit 1         Material Change Report.

Exhibit 2 Amended and Restated Shareholder Rights Plan Agreement, dated as of November 1, 2000, between Goldcorp Inc. and Montreal Trust Company of Canada, as Rights Agent. This material constituted Schedule A to the Material Change Report filed as
                  Exhibit 1.